Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.
c/o MI Management Company

Trust Company Complex, Suite 206, Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands, MH96960

DEAR SHAREHOLDERS OF HUNTER MARITIME ACQUISITION CORP.:

You are cordially invited to attend a meeting of shareholders (the “Special Meeting”) of Hunter Maritime Acquisition Corp. (“we”, “us”, “our”, the “Company” or “Hunter”) to be held at 10:00 a.m., Eastern Time, on Wednesday, October 31, 2018 at the offices of Hunter’s counsel, Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004. The purpose of this Special Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue our proposed business combination with NCF Wealth Holdings Limited (“NCF”), as summarized below, or another initial business combination in the event we do not consummate the NCF Merger, by extending our termination date. The proposals, as described in further detail below, will enable us to extend our termination date in furtherance of consummating a business combination with NCF. At the Special Meeting, you will be asked to consider and vote upon the following proposals:

(1)

The Extension Amendment — to consider and vote upon an amendment (the “Extension Amendment”) to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) in the form set forth in Annex A to the accompanying proxy statement, to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization, recapitaliz ation, or other similar business combination involving the Company and one or more businesses or entities (each, a “Business Combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem 100% of the Company’s common shares included as part of the units sold in the Company’s initial public offering that was consummated on November 23, 2016 (the “IPO”) from November 23, 2018 to April 23, 2018 or such earlier date as determined by our board of directors (the “Extension”, and such later date, the “Extended Date.”)

(2)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA,” and such amendment, the “IMTA Amendment”), dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), in the form set forth in Annex B to the accompanying proxy statement, to (i) permit the withdrawal and distribution of an amount not to exceed $141,731,000 (the “Withdrawal Amount”) from the Trust Account to those persons holding Class A common shares (the “Class A common shares”) originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of November 23, 2018; and (ii) extend the date on which Continental must liquidate the remainder of the Trust Account in accordance with the IMTA from November 23, 2018 to April 23, 2019 (the “IMTA Amendment”); and

(3)	such other procedural matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

Our board of directors has fixed the close of business on October 1, 2018 (the “Record Date”) as the date for determining the Company shareholders entitled to receive notice of and vote at the Special Meeting and any adjournment thereof. Only holders of record of the Company’s Class A common shares on that date are entitled to have their votes counted at the Special Meeting or any adjournment thereof. Whether or not you plan to attend the Special Meeting, please complete, sign and date your proxy card in the pre-addressed postage paid envelope. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Special Meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the Special Meeting, it will have the same effect as a vote against the proposals presented to the shareholders, as more fully described in these proxy materials.

The approval of the Extension Amendment proposal will require the affirmative vote of at least two-thirds of all outstanding Class A common shares and Class B common shares voting as a single class and the approval of the IMTA Amendment proposal will require the affirmative vote of 65% of all outstanding Class A common shares and Class B common shares voting together as a single class. On the Record Date, we had 18,966,375 outstanding common shares, including 15,173,100 Class A common shares and 3,793,275 Class B common shares. All of our outstanding Class B shares are owned by CMB NV, a Belgian company, which we refer to herein as our “Sponsor. ” Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any Public Shares owned by them) in favor of the Extension Amendment and the IMTA Amendment.

We are a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, involving the Company and one or more business entities. However, we will not be able to consummate the proposed NCF Merger (defined below) or any other initial business combination prior to November 23, 2018, as required by our Charter. Our board of directors currently believes that there will not be sufficient time before November 23, 2018 to complete the proposed NCF Merger or any other initial business combination. Accordingly, our board of directors has determined that it would be in the best interests of our shareholders to amend the Charter and the IMTA the Trust Account to extend such date for a period of five (5) months until April 23, 2019 (the “Extended Date”), rather than liquidate as currently required by the Charter.

The purpose of the Extension Amendment and the IMTA Amendment is to allow the Company more time to complete its initial business combination with NCF, a British Virgin Islands company (“NCF”), pursuant to an agreement and plan of merger dated as of October 5, 2018 (as may be amended or supplemented from time to time, the “Merger Agreement”) among the Company, NCF, Hunter Maritime (BVI) Limited, a British Virgin Islands Company ( the “Merger Sub”), and a representative of the NCF shareholders, or another initial business combination if the transactions contemplated by the Merger Agreement are not consummated. Hereafter, we may also refer to the transactions contemplated by the Merger Agreement as the “NCF Merger.”

The Merger Agreement provides for the merger of Merger Sub with and into NCF, with NCF continuing as the surviving corporation. The aggregate consideration to be provided by the Company to NCF pursuant to the Merger Agreement to NCF security holders will consist of: (i) 200,000,000 common shares of the Company, plus (ii) certain earnout payments based on the results of the Company during the 2019 fiscal year and 2020 fiscal year, which will result in a maximum of an additional 50,000,000 Class A common shares of Hunter being issued to NCF as consideration for the Merger.

NCF is a fintech company in China. Among other businesses, NCF operates an online consumer and business finance marketplace in China, focused on facilitating the origination of debt financing by directly connecting individual and commercial borrowers with lenders as an alternative to traditional lending sources. NCF generates revenues primarily from fees charged to borrowers for services in matching them with lenders through the facilities of its online platform. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds.  NCF is a British Virgin Islands company, with its address at Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Our board of directors has approved our entry into the Merger Agreement and believes that in order to be able to consummate the NCF Merger, we will need to obtain the Extension to the Extended Date. For more information on terms of the Merger Agreement, see “The Extension—Purpose of the Extension” for more information regarding the NCF Merger.

In connection with the Special Meeting and pursuant to our Charter and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through an issuer tender offer (the “Extension Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and certain other conditions are met. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents have been made publicly available and filed with the Securities and Exchange Commission. Holders of our shares may participate in the Extension tender offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Extension Tender Offer documents. Notwithstanding the foregoing, completion of the Tender Offer is conditioned on the approval of each of the proposals.

Our board of directors of Hunter believe that it is in the best interests of Hunter’s shareholders to extend the corporate life of Hunter to April 23, 2019 in the manner set out in the Extension Amendment to allow Hunter sufficient time to consummate an initial business combination and consummate the subsequent tender offer it will conduct in connection therewith (the “Second Tender Offer”).

If the Company’s shareholders do not approve the Extension at the Special Meeting or we do not complete the Offer by November 23, 2018, then we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account (net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our Charter and prior to any voluntary winding up.

We encourage all shareholders to vote “FOR” the Extension Amendment and “FOR” the IMTA Amendment. Voting “FOR” the Extension Amendment or “FOR” the IMTA Amendment will NOT preclude you from exercising your redemption rights in connection with the Tender Offer or the Second Tender Offer.

Our board of directors has unanimously approved the Extension Amendment and the IMTA Amendment, and unanimously recommends that Hunter shareholders vote FOR approval of each of the Extension Amendment and the IMTA Amendment.

Enclosed are the proxy materials containing detailed information concerning the Extension Amendment and the IMTA Amendment. Whether or not you plan to attend the Special Meeting, we urge you to read these materials carefully and vote your shares.

Thank you for your consideration of these matters.

Sincerely,

Alexander Saverys
Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IF THE EXTENSION AMENDMENT AND THE IMTA AMENDMENT ARE NOT APPROVED, THEN NEITHER WILL BE EFFECTED AND THE COMPANY WILL TERMINATE THE CONCURRENT TENDER OFFER AND WILL DISTRIBUTE THE AGGREGATE AMOUNT THEN ON DEPOSIT IN THE TRUST ACCOUNT, PRO RATA, TO OUR PUBLIC SHAREHOLDERS BY WAY OF REDEMPTION.

NOTICE OF SPECIAL MEETING
OF HUNTER MARITIME ACQUISITION CORP.
TO BE HELD ON OCTOBER 31, 2018

PROXY MATERIALS

You are cordially invited to attend a meeting of shareholders (the “Special Meeting”) of Hunter Maritime Acquisition Corp. (“we”, “us”, “our”, the “Company” or “Hunter”) to be held at 10:00 a.m., Eastern Time, on Wednesday, October 31, 2018 at the offices of Hunter’s counsel, Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004. The purpose of this Special Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue an initial business combination by extending our termination date. At the Special Meeting, you will be asked to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment (the “Extension Amendment”) to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) in the form set forth in Annex A to this proxy statement, to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization, recapitalization, or other similar business combination involving the Company and one or more businesses or entities (each, a “Business Combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem 100% of the Company’s common shares included as part of the units sold in the Company’s initial public offering that was consummated on November 23, 2016 (the “IPO”) from November 23, 2018 to April 23, 2019 or such earlier date as determined by our board of directors (the “Extension”, and such later date, the “Extended Date.”)

(2)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA,” and such amendment, the “IMTA Amendment”), dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), in the form set forth in Annex B to the accompanying proxy statement, to (i) permit the withdrawal and distribution of an amount not to exceed $141,731,000 (the “Withdrawal Amount”) from the Trust Account to those persons holding Class A common shares (the “Class A common shares”) originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of November 23, 2018; and (ii) extend the date on which Continental must liquidate the remainder of the Trust Account in accordance with the IMTA from November 23, 2018 to April 23, 2019 (the “IMTA Amendment”); and

(3)	such other procedural matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

Our board of directors has fixed the close of business on October 1, 2018 (the “Record Date”) as the date for determining the Company shareholders entitled to receive notice of and vote at the Special Meeting and any adjournment thereof. Only holders of record of the Company’s Class A common shares on that date are entitled to have their votes counted at the Special Meeting or any adjournment thereof. Whether or not you plan to attend the Special Meeting, please complete, sign and date your proxy card in the pre-addressed postage paid envelope. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Special Meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the Special Meeting, it will have the same effect as a vote against the proposals presented to the shareholders, as more fully described in these proxy materials.

The approval of the Extension Amendment proposal will require the affirmative vote of at least two-thirds of all outstanding Class A common shares and Class B common shares voting as a single class and the approval of the IMTA Amendment proposal will require the affirmative vote of 65% of the all outstanding Class A common shares and Class B common shares voting together as a single class. On the Record Date, we had 18,966,375 outstanding common shares, including 15,173,100 Class A common shares and 3,793,275 Class B common shares. All of our Class B shares are owned by CMB NV, a Belgian company, which we refer to herein as our “Sponsor.” Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any Public Shares owned by them) in favor of the Extension Amendment and the IMTA Amendment.

We are a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, involving the Company and one or more business entities. However, we will not be able to consummate the proposed NCF Merger (defined below) or any other initial business combination prior to November 23, 2018, as required by our Charter. Our board of directors currently believes that there will not be sufficient time before November 23, 2018 to complete the proposed NCF Merger or any other initial business combination. Accordingly, our board of directors has determined that it would be in the best interests of our shareholders to amend the Charter and the IMTA the Trust Account to extend such date for a period of five (5) months until April 23, 2019 (the “Extended Date”), rather than liquidate as currently required by the Charter.

The purpose of the Extension Amendment and the IMTA Amendment is to allow the Company more time to complete its initial business combination with NCF Wealth Holdings Limited, a British Virgin Islands company (“NCF”), pursuant to an agreement and plan of merger dated as of October 5, 2018 (as may be amended or supplemented from time to time, the “Merger Agreement”) among the Company, NCF, Hunter Maritime (BVI) Limited, a British Virgin Islands Company ( the “Merger Sub”), and a representative of the NCF shareholders, or another initial business combination if the transactions contemplated by the Merger Agreement are not consummated. Hereafter, we may also refer to the transactions contemplated by the Merger Agreement as the “NCF Merger.”

The Merger Agreement provides for the merger of Merger Sub with and into NCF, with NCF continuing as the surviving corporation. The aggregate consideration to be provided by the Company to NCF pursuant to the Merger Agreement to NCF security holders will consist of: (i) 200,000,000 common shares of the Company, plus (ii) certain earnout payments based on the results of the Company during the 2019 fiscal year and 2020 fiscal year, which will result in a maximum of an additional 50,000,000 Class A common shares of Hunter being issued to NCF as consideration for the Merger.

NCF is a fintech company in China. Among other businesses, NCF operates an online consumer and business finance marketplace in China, focused on facilitating the origination of debt financing by directly connecting individual and commercial borrowers with lenders as an alternative to traditional lending sources. NCF generates revenues primarily from fees charged to borrowers for services in matching them with lenders through the facilities of its online platform. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds.  NCF is a British Virgin Islands company, with its address at with its address at Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Our board of directors has approved our entry into the Merger Agreement and believes that in order to be able to consummate the NCF Merger, we will need to obtain the Extension to the Extended Date.

In connection with the Special Meeting and pursuant to our Charter and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through an issuer tender offer (the “Extension Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and certain other conditions are met. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents have been made publicly available and filed with the Securities and Exchange Commission. Holders of our shares may participate in the Extension tender offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Extension Tender Offer documents. Notwithstanding the foregoing, completion of the Tender Offer is conditioned on the approval of each of the proposals.

If the Extension Amendment and the IMTA Amendment are not approved, given that we will not be able to complete the Extension Tender Offer or complete an initial business combination by November 23, 2018, we will distribute the aggregate amount then on deposit in the Trust Account, pro rata, to our public shareholders by way of redemption and intend to cease all operations except for the purposes of winding up our affairs.

If the Extension Amendment and the IMTA Amendment are approved at the Special Meeting, Hunter will amend the Charter and IMTA and, pursuant to the IMTA Amendment, (i) remove from the Trust Account and distribute an amount (the “Withdrawal Amount”) equal to the pro rata portion of funds available in the Trust Account relating to the Public Shares tendered pursuant to the Extension Tender Offer but not to exceed an aggregate of $14,173,100 and (ii) deliver to the holders of such tendered Public Shares their pro rata portion of the Withdrawal Amount. The remainder of such funds shall remain in the Trust Account and be available for use by Hunter upon consummation of the NCF Merger or any other initial business combination on or before April 23, 2019. Holders of Public Shares who do not tender their Public Shares in the Extension Tender Offer will retain their ability to participate in the NCF Merger or any other initial business combination or exercise their redemption rights for cash in connection with the subsequent tender offer we will conduct in connection therewith (the “Second Tender Offer”).

The Extension Amendment and the IMTA Amendment are essential to the implementation of our board of directors’ plan to extend the date by which Hunter must consummate the NCF Merger or any other initial business combination from November 23, 2018 to April 23, 2019.

These proxy materials are dated October 5, 2018 and are first being mailed to shareholders on or about that date.

The board of directors of the Company recommends that you vote “FOR” each of the proposals which are described in detail in this proxy statement.

Table of Contents

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IMPORTANT NOTICE

Hunter Maritime Acquisition Corp. (“we”, “us”, “our”, the “Company” or “Hunter”) is offering shareholders an opportunity to redeem their Public Shares (as defined herein) through an issuer tender offer (the “Extension Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Public Shares are being made pursuant to an offer to purchase and related materials that the Company will file with the SEC upon commencement of the Extension Tender Offer. The Extension Tender Offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the Extension Tender Offer. These materials are being distributed free of charge to all holders of the Company’s Class A common shares. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Public Shares are urged to read the Extension Tender Offer documents and the other relevant materials before making any investment decision with respect to the Extension Tender Offer because they contain important information about the Extension Tender Offer.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the meeting of Hunter shareholders (the “Special Meeting”). The following questions and answers may not include all the information that is important to shareholders of Hunter. We urge you to read carefully the entirety of the proxy materials, the annexes and the other documents included or referred to herein.

Q. What is the purpose of this document?

A. In order for us to be able to consummate an initial business combination, Hunter will be required to mend its Amended and Restated Articles of Incorporation (the “Charter”) and the Investment Management Trust Agreement (the “IMTA”), by and between Hunter and Continental Stock Transfer & Trust Company, entered into at the time of our initial public offering (the “IPO”), governing the funds held in the trust account (the “Trust Account”). Accordingly, Hunter shareholders are being asked to consider and vote upon proposals to:

(1)	The Extension Amendment — to consider and vote upon the Extension Amendment to the Company’s Charter in the form set forth in Annex A to this proxy statement, to extend the date by which the Company must (i) consummate a Business Combination, (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s common shares included as part of the units sold in the Company’s IPO from November 23, 2018 to the Extended Date;

(2)	The IMTA Amendment — to consider and vote upon the IMTA Amendment, in the form set forth in Annex B to the accompanying proxy statement, to (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account to our Public Shareholders who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of November 23, 2018; and (ii) extend the date on which Continental must liquidate the remainder of the Trust Account in accordance with the IMTA from November 23, 2018 to the Extended Date.

(3)	such other procedural matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials. The proposed Extension Amendment and IMTA Amendment may be referred to collectively as the “Amendment Proposals.”

Our board of directors has fixed the close of business on October 1, 2018 as the Record Date for determining the shareholders entitled to receive notice of and vote at the Special Meeting described herein and any adjournment thereof. Only holders of Hunter common shares on the record date are entitled to have their votes counted at the Special Meeting or any adjournment thereof.

The purpose of the Amendment Proposals is to allow us more time to complete the NCF Merger or any other initial business combination. Our Charter currently provides that if we do not consummate an initial business combination by November 23, 2018, we will cease all operations and commence winding up, as described below. We will not be able to consummate the NCF Merger or any other initial business combination prior to November 23, 2018, the termination date required by our Charter. Since we will not be able to complete an initial business combination prior to the termination date, our board of directors has determined that it would be in the best interests of our shareholders to amend the Charter to extend such termination date for a period of five (5) months until April 23, 2019 (the “Extended Date”), rather than liquidate as currently required by the Charter.

In the event that shareholders do not approve the Extension by November 23, 2018, then we will terminate the Offer and we will, as promptly as reasonably possible, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable), pro rata to the public shareholders by way of redemption, and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the Trust Account shall be done automatically by function of our Charter and prior to any voluntary winding up.

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In connection with the Extension, and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Extension Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the Amendment Proposals and certain other conditions are met. Holders of our shares may participate in the Extension Tender Offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Extension Tender Offer documents. Notwithstanding the foregoing, consummation of the Extension Tender Offer is conditioned on the approval of each of the proposals.

These proxy materials contain important information about the Amendment Proposals and the other matters to be acted upon at the Special Meeting. You should read it carefully.

Q. Why is Hunter proposing the Extension Amendment?

A. We are a blank check company formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, involving the Company and one or more business entities. However, we will not be able to consummate the proposed NCF Merger or any other initial business combination prior to November 23, 2018, as required by Charter. Our board of directors currently believes that there will not be sufficient time before November 23, 2018 to complete the proposed NCF Merger or any other initial business combination. Accordingly, our board of directors has determined that it would be in the best interests of our shareholders to extend such date for a period of five (5) months until the Extended Date rather than liquidate as currently required by the Charter.).

You are not being asked to vote on the NCF Merger or any other initial business combination at this time. Hunter intends to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, and conduct redemptions of Class A common shares for cash pursuant to the Second Tender Offer.

Q. Why should I vote for the Extension Amendment proposal?

A. Hunter’s Charter provides that, if Hunter does not consummate a business combination on or prior to November 23, 2018, the Company will dissolve and liquidate. Since the date of the completion of the IPO, Hunter has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of the IPO, Hunter began to search for an appropriate business combination target. During the process, Hunter relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms and legal and accounting firms.

As we believe that an initial business combination to be in the best interests of the shareholders, and because we will not be able to consummate an initial business combination by November 23, 2018, we have determined to seek shareholder approval to extend, in the form set out in the Extension Amendment proposal, the time for closing to April 23, 2019. We intend to consummate an initial business combination and instigate the subsequent tender offer it will conduct in connection therewith pursuant to the Second Tender Offer.

Our board of directors believes it is in the best interests of the shareholders to propose extending the deadline set forth in our Charter in the manner set out in the Extension Amendment proposal.

Q. How Company insiders intend to vote their common shares?

A. Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any public shares owned by them) in favor of the Extension Amendment and the IMTA Amendment. As of the record date for the Special Meeting, our Sponsor, our officers and directors were entitled to vote 3,993,275 common shares, representing approximately 21% of our issued and outstanding common shares. Our Sponsor, our directors, executive officers and their affiliates do not intend to purchase shares of common shares in the open market or in privately negotiated transactions in connection with the shareholder vote on the Extension Amendment and the IMTA Amendment.

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Q. What vote is required to approve the proposals at the Special Meeting?

A. The approval of the Extension Amendment proposal requires the affirmative vote of holders of at least two-thirds of all then outstanding common shares voting as a single class. The approval of the IMTA Amendment proposal requires the affirmative vote of the holders of at least 65% of all outstanding Class A common shares and Class B common shares voting together as a single class. See the section entitled “Meeting of Hunter Shareholders” for additional information.

Abstentions will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum. A broker non-vote will have the effect of a vote “AGAINST” the Extension Amendment Proposals and the IMTA Amendment proposal.

Q. What if I don’t want to vote for the Extension Amendment proposal or the IMTA Amendment proposal?

A. If you do not want the Extension Amendment proposal or the IMTA Amendment proposal to be approved, you must abstain, not vote or vote against it. If the Extension Amendment Proposal and the IMTA Amendment proposal are approved, you will still be able to tender your Public Shares in connection with the Extension Tender Offer irrespective of how you voted.

Q. If the Extension Amendment proposal and the IMTA Amendment proposal are approved, what happens next?

A. If the Extension Amendment proposal and the IMTA Amendment proposal are approved, we intend to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, and conduct redemptions of Class A common shares for cash pursuant to the Second Tender Offer as soon as possible, but no later than April 23, 2019.

Upon approval of at least two-thirds of our common shares outstanding as of the Record Date for the Special Meeting, we will file an amendment to the charter with the Office of the Registrar of Corporations of the Republic of the Marshall Islands in the form set forth in Annex A hereto. We will remain a reporting company under the Exchange Act and our units, common stock and warrants will remain publicly traded.

If the Extension Amendment proposal and the IMTA Amendment proposal are approved by shareholders, the removal of the Withdrawal Amount from the Trust Account will reduce the amount remaining in the Trust Account and increase the percentage of our common shares held by our Sponsor as a result of its ownership of the Class B common shares.

You are not being asked to vote on the NCF Merger or any other initial business combination at this time. Hunter intends to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, and conduct redemptions of Class A common shares for cash pursuant to the Second Tender Offer.

Q. Would I still be able to exercise my redemption rights in the event an initial business combination is ultimately consummated?

A. Yes. You will be able to exercise your redemption rights if you continue to hold your Class A common shares until the consummation of an initial business combination, elect to tender your Class A common shares pursuant to the Second Tender Offer, and then tender your Hunter Class A common shares in the Second Tender Offer.

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Q. What will happen if I abstain from voting or fail to vote for the Extension Amendment proposal and the IMTA Amendment proposal?

A. Abstaining or failing to vote will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal.

Q. Can I vote “FOR” the Extension Amendment proposal and the IMTA Amendment proposal and still exercise my redemption rights?

A. Yes. You may exercise your redemption rights pursuant to the Extension Tender Offer regardless of how you vote or if you abstain from voting.

Q. What will happen if either of the Amendment Proposals are not approved?

A. In the event that either of the Amendment Proposals are not approved, Hunter will terminate the Extension Tender Offer and, as promptly as reasonably possible, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. Any redemption of Public Shares from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Hunter is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act. In that case, investors may be forced to wait beyond November 23, 2018 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account.

Q. How do I vote?

A. If you were a holder of record of Hunter Class A common shares on October 1, 2018, the record date for the Special Meeting, you may vote with respect to the applicable proposals in person at the Special Meeting or by submitting a proxy by mail prior to 10:00 a.m. Eastern Time, on Wednesday, October 31, 2018, in accordance with the instructions provided to you under “Meeting of Hunter Shareholders”. If you hold your Class A common shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). Access to telephone and Internet voting will continue until 11:59 p.m. Eastern Time the day before the Special Meeting, after which time a street name holder must contact his bank, broker or nominee to vote or change his vote.

You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your Class A common shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q. What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A. Executed and dated proxies received by Hunter without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q. If I am not going to attend the Special Meeting in person, should I submit my proxy card instead?

A. Yes. Whether or not you plan to attend the Special Meeting, after carefully reading and considering the information contained in the proxy materials, please submit the executed shareholder proxy card by mail or follow the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your Class A common shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Hunter Shareholders”, so your shares may be represented at the Special Meeting.

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Q. If my Class A common shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. Under the Nasdaq Market Place rules, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Hunter believes the Extension Amendment proposals and the IMTA Amendment proposal will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your Class A common shares without your instruction. A broker non-vote will have the effect of a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your Class A common shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your Class A common shares only if you provide instructions on how to vote. You should instruct your broker to vote your Class A common shares in accordance with directions you provide.

Q. May I change my vote after I have submitted my executed proxy card?

A. Yes. You may change your vote by submitting a later-dated, executed proxy card by mail or following the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your Class A common shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Hunter Shareholders” prior to the Special Meeting or attending the Special Meeting in person and voting. Street name holders of Hunter Class A common shares with access to telephone and Internet voting may change their vote until 11:59 p.m. Eastern on the day before the Special Meeting, after which time a street name holder must contact his bank, broker or nominee to change his vote. You also may revoke your proxy by sending a notice of revocation to Morrow Sodali LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: HUNT.info@morrowsodali.com, which must be received by Hunter prior to the Special Meeting.

Q. What should I do if I receive more than one set of voting materials?

A. You may receive more than one set of voting materials, including multiple copies of the proxy materials and multiple proxy cards or voting instruction cards. For example, if you hold your Class A common shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your Class A common shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card, and voting instruction card that you receive in order to cast your vote with respect to all of your Class A common shares.

Q. How can I obtain additional copies of the proxy materials?

A. If you need additional copies of the proxy materials you should contact:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: HUNT.info@morrowsodali.com

You may also obtain additional information about Hunter from documents filed with the SEC, by following the instructions in the section entitled “Where You Can Find Additional Information.”

Q. How will the solicitation of proxies be handled?

A. Hunter expects to solicit proxies primarily by mail. Hunter has retained Morrow Sodali LLC, for an initial fee of $15,000 plus out-of-pocket expenses, as solicitation agent, to assist in the solicitation of proxies for the Special Meeting, as well as to assist Hunter with the related Extension Tender Offer. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Hunter. No additional compensation will be paid to Hunter’s directors, officers or employees for their solicitation efforts.

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Q. Who can answer my questions?

A. If you have any questions about the Extension Amendment proposal or the IMTA Amendment proposal, or how to submit your proxy, or if you need additional copies of the proxy materials, the enclosed proxy card or voting instructions, you should contact Morrow Sodali LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: HUNT.info@morrowsodali.com.

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FORWARD-LOOKING STATEMENTS

Hunter makes forward-looking statements in the proxy materials and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements.

These forward-looking statements are based on information available to Hunter as of the date of the proxy materials and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Hunter’s views as of any subsequent date and Hunter undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that more than 14,173,100 shares will be validly tendered and not properly withdrawn prior to the expiration date of the Extension Tender Offer which would then cause us to withdraw the Extension Tender Offer;

•	the risk that shareholders do not approve the Extension Amendment or the IMTA Amendment, which would then cause us to withdraw the Extension Tender Offer;

•	the risk that governmental and regulatory review of the Extension Tender Offer documents may result in the inability of Hunter to close the Extension Tender Offer by November 23, 2018;

•	the ability of Hunter to effect the Extension Amendment or consummate an initial business combination;

•	the risk that a condition to implementation of the Extension Amendment or the IMTA Amendment may not be satisfied or waived;

•	the ability to meet the Nasdaq Capital Markets listing standards, including having the requisite number of shareholders;

•	the risk that the NCF Merger is not completed;

•	potential changes in the legislative and regulatory environments; and

•	potential volatility in the market price of the Class A common shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Hunter, undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of the proxy materials, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in our Offer to Purchase filed as part of the Schedule TO filed with the SEC and in our other filings with the SEC, including the final prospectus related to our IPO dated November 18, 2016 (Registration No. 333-214058) and our Annual Report on Form 20-F (File No. 001-37947) for the fiscal year ended December 31, 2017. The documents we file with the SEC, including those referred to above, also discuss some of the risks that could cause actual results to differ from those contained or implied in the forward-looking statements. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the Schedule TO. You may also request a copy of the Schedule TO and related exhibits, at no cost, by writing or calling the Information Agent for the Extension Tender Offer as noted elsewhere herein. See “Where You Can Find More Information.”

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MEETING OF HUNTER SHAREHOLDERS

General

We are furnishing the proxy materials to its shareholders as part of the solicitation of proxies by our board of directors for use at our Special Meeting to be held on October 31, 2018, and at any adjournment or postponement thereof. The proxy materials are first being furnished to Hunter shareholders on or about October 5, 2018. The proxy materials provide you with information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on Wednesday, October 31, 2018, at 10:00 a.m., Eastern Time, at the offices of Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004, or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the Hunter Special Meeting

At the Special Meeting, Hunter will ask holders of its Class A common shares to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon the Extension Amendment to the Company’s Charter in the form set forth in Annex A to this proxy statement, to extend the date by which the Company must (i) consummate a Business Combination, (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s common shares included as part of the units sold in the Company’s IPO from November 23, 2018 to the Extended Date;

(2)	The IMTA Amendment — to consider and vote upon the IMTA Amendment, in the form set forth in Annex B to this proxy statement, to (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account to our Public Shareholders who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of November 23, 2018; and (ii) extend the date on which Continental must liquidate the remainder of the Trust Account in accordance with the IMTA from November 23, 2018 to the Extended Date.

(3)	such other procedural matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

Recommendation of Hunter’s Board of Directors

After careful consideration of each of the proposals, our board of directors has unanimously determined that each of the Extension Amendment proposal and the IMTA Amendment proposal is fair to, and in the best interests of, Hunter and its shareholders and unanimously recommends that Hunter’s shareholders vote FOR the Extension Amendment and FOR the IMTA Amendment.

Record Date; Who is Entitled to Vote

Hunter has fixed the close of business on October 1, 2018 as the record date for determining Hunter shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on October 1, 2018 there were 18,966,375 shares of our common shares outstanding and entitled to vote, of which 15,173,100 of which are Class A shares and 3,793,275 of which are Class B common shares. Each of our common shares is entitled to one vote per share at the Special Meeting.

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Quorum and Vote Required for Proposals

A quorum of Hunter’s shareholders is necessary to hold a valid meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the Special Meeting. Abstentions and broker non-votes, which are discussed further below, will count as present for the purposes of establishing a quorum.

The approval of the Extension Amendment proposal requires the affirmative vote of holders of at least two-thirds of all then outstanding common shares voting as a single class. The approval of the IMTA Amendment proposal requires the affirmative vote of the holders of at least 65% of all outstanding Class A common shares and Class B common shares

As of the record date for the Special Meeting, which is October 1, 2018, our Sponsor held approximately 21% of our issued and outstanding common shares (200,000 of which are Public Shares). Our Sponsor has indicated it will vote its common shares in favor of the Extension Amendment and the IMTA Amendment proposal presented at the Special Meeting.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Hunter believes the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. Broker non-votes are not considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal.

Voting Your Shares

Each Class A common share of Hunter that you own in your name entitles you to one vote on the applicable proposals. Your one or more proxy cards show the number of Class A common shares of Hunter you hold. There are two ways to vote your Class A common shares:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Class A common shares will be voted, as recommended by Hunter’s Board “FOR” the Extension Amendment proposal and “FOR” the IMTA Amendment proposal.

•	You can attend the Special Meeting and vote in person. You will be given a ballot when you arrive. However, if your Class A common shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Hunter can be sure that the broker, bank or nominee has not already voted your Class A common shares.

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Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify the Company, in writing before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters Will Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Extension Amendment proposal and the IMTA Amendment proposal.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your Class A common shares of Hunter, you should contact Morrow Sodali LLC, 470 West Avenue, Stamford CT 06902, Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, Email: HUNT.info@morrowsodali.com.

Redemption Rights/Extension Tender Offer

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Extension Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event, among other things, our shareholders approve the amendments to our Charter and the IMTA and no more than 14,173,100 shares are validly tendered. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Extension Tender Offer, which documents will be made publicly available and filed with the SEC upon commencement of the Extension Tender Offer. Holders of our shares may participate in the Extension Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Extension Tender Offer documents. Notwithstanding, consummation of the Extension Tender Offer is conditioned on the approval of each of the proposals.

For a shareholder to make a valid tender of Class A common shares pursuant to the Extension Tender Offer, Continental Stock Transfer & Trust Company must receive, at its address as set forth in the Extension Tender Offer documents, and prior to the expiration date of the Extension Tender Offer, the certificates for the Class A common shares the shareholder wishes to tender, or confirmation of receipt of the Class A common shares pursuant to the procedure for book-entry transfer described in the offer to purchase, together with a validly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message (as described in the offer to purchase) in the case of a book-entry transfer, and any other required documents. If a broker, dealer, commercial bank, trust company or other nominee holds such shareholders Class A common shares, the shareholder must contact his or her broker or nominee to tender the shares.

Shareholders are urged to review the Extension Tender Offer materials, including the offer to purchase and letter of transmittal, and other related documents that Hunter will send to its shareholders upon commencement of the Extension Tender Offer as such materials contain important information about the Extension Tender Offer.

Proxy Solicitation Costs

Hunter expects to solicit proxies primarily by mail. Hunter has retained Morrow Sodali LLC, for an initial fee of $15,000 plus out-of-pocket expenses, to assist in the solicitation of proxies for the Special Meeting, as well as to assist Hunter with the related Extension Tender Offer. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Hunter. No additional compensation will be paid to Hunter’s directors, officers or employees for their solicitation efforts.

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Hunter will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Hunter will reimburse them for their reasonable expenses.

Hunter and its directors and executive officers may be deemed to be participants in the solicitation of proxies. The underwriters of Hunter’s initial public offering may provide assistance to Hunter and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. $5,310,585 of the underwriters’ fees relating to Hunter’s IPO were deferred pending the consummation of Hunter’s business combination, and shareholders are advised that the underwriters have a financial interest in the successful outcome of this proxy solicitation.

Vote of Company Insiders

Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any public shares owned by them) in favor of the Extension Amendment and the IMTA Amendment. As of the record date for the Special Meeting, our Sponsor, our officers and directors and were entitled to vote 3,993,275 common shares, representing approximately 21% of our issued and outstanding common shares. Our Sponsor, our directors, executive officers and their affiliates do not intend to purchase shares of common shares in the open market or in privately negotiated transactions in connection with the shareholder vote on the Extension Amendment and the IMTA Amendment.

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BACKGROUND

Overview

We are a blank check company formed on June 24, 2016, under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, involving the Company and one or more business entities. Our Charter and Amended and Restated Bylaws do not limit us to a particular geographic region or industry. Our entire activity since inception up to the closing of our IPO was in preparation of our IPO. After the IPO, our activity has been limited to the evaluation of potential initial business combinations, and we will not be generating any operating revenues until the closing and completion of our initial business combination. Our address is: Hunter Maritime Acquisition Corp., c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960.

Our Operations Prior to the Special Meeting and Extension Tender Offer

We have neither engaged in any operations nor generated any operating revenues to date. Our entire activity since inception up to the closing of our IPO was in preparation of that event. After the IPO, our activity has been limited to the evaluation of potential initial business combinations, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses when evaluating potential initial business combinations. We expect to generate small amounts of non-operating income primarily in the form of interest income on cash and cash equivalents.

Until we enter into an initial business combination, we will not have any revenues.

Immediately after the IPO, we began paying fees of $10,000 per month to our Sponsor, pursuant to an Administrative Services Agreement for office space, secretarial support and administrative services and we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Other than (i) the repayment at the closing of our IPO of an unsecured loan from our Sponsor used to fund a portion of the IPO expenses, and (ii) administrative fees relating to office space, secretarial support and administrative services provided to us, no compensation of any kind, including finder’s and consulting fees, has been paid to any of our executive officers, directors or sponsor or any of their respective affiliates prior to or in connection with the Extension. However, our executive officers and directors may receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Until the consummation of an initial business combination, the net proceeds of our IPO, including amounts in the Trust Account, are and will be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Entry into the Merger Agreement

The purpose of the Extension Amendment and the IMTA Amendment is to allow the Company more time to complete its initial business combination with NCF pursuant to the Merger Agreement that we entered into with NCF, Merger Sub and a representative of the NCF shareholders on October 5, or such other initial business combination if the transactions contemplated by the Merger Agreement are not consummated.

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Deadline for Completion on an Initial Business Combination

Pursuant to our Charter, we have until November 23, 2018 to consummate the NCF Merger or any other initial business combination. If we are not able to complete the Extension by November 23, 2018 (or we are unable to consummate an initial business combination by April 23, 2019 if the Extension is approved and the Offer is completed), the Company will be required to commence proceedings to dissolve and liquidate following distribution of the amounts in the Trust Account, pro rata to our public shareholders by way of redemption. There will be no distribution from the Trust Account with respect to our Sponsor’s private placement warrants, which would expire worthless.

You are not being asked to vote on the NCF Merger or any other business combination at this time. If the Extension is implemented and you do not elect to redeem your public shares in the Extension Tender Offer, you will retain the right to participate in the NCF Merger or any other initial business combination we consummate or to redeem your Public Shares at the time we conduct the Second Tender Offer. There is no guarantee that we will consummate any initial business combination.

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THE EXTENSION AMENDMENT PROPOSAL

The Company is proposing to amend its Charter to extend the date by which the Company has to consummate a business combination to the Extended Date, which in effect would extend the date by which we must consummate the NCF Merger or any other initial business combination from November 23, 2018 to April 23, 2019.

The Extension Amendment is essential to the overall implementation of the Board’s plan to extend the date by which Hunter must consummate its business combination to April 23, 2019. The implementation of such proposal is conditioned upon the approval of the IMTA Amendment proposal and, therefore, our board of directors will abandon the Extension Amendment and the IMTA Amendment and not implement any of them unless each proposal is approved by the shareholders at the Special Meeting and no more than 14,173,100 shares are tendered in the Tender Offer. Given Hunter’s expenditure of time, effort and money on other possible business combinations, circumstances warrant providing those who believe they might find the proposed business combination to be an attractive investment, the opportunity to approve such business combination.

You are not being asked to vote on the NCF Merger or any other initial business combination at this time. If you are a holder of Public Shares of Hunter, you will have the right to participate in an initial business combination or to tender your shares in the Second Tender Offer.

A copy of the proposed amended and restated Charter is attached to the proxy materials as Annex A.

Purpose of the Extension Amendment Proposal

As Hunter will be unable to consummate an initial business combination by November 23, 2018, Hunter has determined to seek shareholder approval to amend its Charter to extend the date by which the Company must (i) consummate a Business Combination, (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s common shares included as part of the units sold in the Company’s IPO from November 23, 2018 to April 23, 2019.

Effect of Failure of the Extension Amendment

If the Extension Amendment is not approved, Hunter will, as promptly as reasonably possible, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable), pro rata to the public shareholders by way of redemption, and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the Trust Account shall be done automatically by function of our Charter and prior to any voluntary winding up.

If Hunter is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to holders of the Public Shares, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act. In that case, investors may be forced to wait beyond April 23, 2019 before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. Hunter’s Sponsor has waived its rights to participate in any liquidation distribution with respect to their Class B common shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless.

Effect of Approval of the Extension Amendment

Approval of the Extension Amendment is a condition to the execution of the IMTA Amendment. If the Extension Amendment is approved and the IMTA Amendment is also approved and the Extension Tender Offer is completed, we will file an amended and restated Charter with the Office of the Registrar of Corporations of the Republic of the Marshall Islands (the “Marshall Islands Registrar”) in the form of Annex A hereto. Hunter will remain a reporting company under the Exchange Act and its units, Class A common shares and warrants will remain publicly traded. Hunter will then continue to work to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, prior to April 23, 2019. In connection therewith, we  intend to conduct redemptions of Class A common shares for cash pursuant to afford remaining shareholders the right to redeem their shares in connection with their consideration of the business combination in the Second Tender Offer.

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Upon the filing of the amended and restated Charter with the Marshall Islands Registrar and the execution of the IMTA Amendment, Hunter will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that exercised their redemption rights their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Hunter’s use in connection with the consummation of the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, or before April 23, 2019.

If you are a shareholder at the time of the Extension Amendment and the IMTA Amendment and you purchased your shares in Hunter’s IPO and have not exercised your redemption rights, you may have securities law claims against Hunter for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security) on the basis of Hunter’s IPO prospectus not disclosing the actions contemplated hereby.

Required Vote

Approval of the Extension Amendment will require the affirmative vote of at least two-thirds of all then outstanding common shares voting as a single class. To be eligible to vote, a shareholder must hold Class A common shares on the record date for the Special Meeting, which is October 1, 2018.

Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any public shares owned by them) in favor of the Extension Amendment. As of the record date for the Special Meeting, our Sponsor, our officers and directors and were entitled to vote 3,993,275 common shares, representing approximately 21% of our issued and outstanding common shares. Our Sponsor, our directors, executive officers and their affiliates do not intend to purchase shares of common shares in the open market or in privately negotiated transactions in connection with the shareholder vote on the Extension Amendment and the IMTA Amendment.

The Extension Amendment and the IMTA Amendment are essential to the implementation of our board of directors’ plan to extend the date by which Hunter must consummate the NCF Merger or any other initial business combination from November 23, 2018 to April 23, 2019.

Recommendation of the Board of Directors

HUNTER’S BOARD UNANIMOUSLY RECOMMENDS THAT HUNTER SHAREHOLDERS VOTE “FOR” THE EXTENSION AMENDMENT.

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THE IMTA AMENDMENT PROPOSAL

The IMTA Amendment proposal permits Hunter to enter into the Amended and Restated Investment Management Trust Agreement with Continental Stock Transfer and Trust Company, as trustee, in substantially the form attached as Annex B hereto. The IMTA Amendment will (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account and (ii) extend the date on which to liquidate the remaining amount in the Trust Account from November 23, 2018, to April 23, 2019.

In the event the Extension Amendment and the IMTA Amendment are approved, upon the filing of the Extension Amendment, Hunter will instruct the trustee to remove the Withdrawal Amount from the Trust Account relating to those Public Shares that have been tendered by the shareholders in the Tender Offer and deliver to the holders of such shares (assuming no more than 14,173,100 shares are validly tendered) their pro rata portion of the Trust Account, namely $10.00 per share. The trustee will leave the remainder of the funds in the Trust Account until the earlier to occur of (1) the completion of an initial business combination or (2) April 23, 2019.

Purpose of the IMTA Amendment Proposal

The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on November 23, 2018. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon consummation of an initial business combination. In order to implement the Extension Amendment, Hunter is seeking to amend the IMTA to (1) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account in accordance with the Extension Tender Offer and (2) extend the date on which to liquidate the Trust Account in accordance with the IMTA to April 23, 2019.

Effect of the Failure of the IMTA Amendment Proposal

If the IMTA Amendment is not approved, Hunter will be unable to implement the Extension Amendment and we will terminate the Extension Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account, pro rata, to our holders of the Public Shares by way of redemption in accordance with the Charter and intends to cease all operations except for the purposes of any winding up of our affairs.

Effect of the Approval of the IMTA Amendment Proposal

Approval of the IMTA Amendment is a condition to the implementation of the Extension Amendment.

Upon the filing of amended and restated Charter with the Registrar of Corporations of the Republic of the Marshall Islands reflecting the Extension Amendment (but only if the Extension Tender Offer is completed) and the execution of the IMTA Amendment, we will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that chose to redeem their shares pursuant to the Extension Tender Offer their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Hunter’s use in connection with the consummation of the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, on or before April 23, 2019.

Required Vote

The approval of the IMTA Amendment proposal requires the affirmative vote of the holders of at least 65% of the then outstanding Class A common shares and Class B common shares voting together as a single class. Our Board will abandon the IMTA Amendment if the Extension Amendment is not approved or if the Extension Tender Offer is not completed. In that case, Hunter will be required by its Charter to distribute the aggregate amount then on deposit in the Trust Account, pro rata, to our public shareholders by way of redemption and Hunter intends to cease all operations except for the purposes of any winding up of our affairs thereafter.

Our Sponsor and all of our directors, executive officers, and their respective affiliates have indicated that they intend to vote any common shares over which they have voting control (including any public shares owned by them) in favor of the IMTA Amendment. As of the record date for the Special Meeting, our Sponsor, our officers and directors and were entitled to vote 3,993,275 common shares, representing approximately 21% of our issued and outstanding common shares. Our Sponsor, our directors, executive officers and their affiliates do not intend to purchase shares of common shares in the open market or in privately negotiated transactions in connection with the shareholder vote on the Extension Amendment and the IMTA Amendment.

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The Extension Amendment and the IMTA Amendment are essential to the implementation of our board of directors’ plan to extend the date by which Hunter must consummate the NCF Merger or any other initial business combination from November 23, 2018 to April 23, 2019.

Recommendation of the Board of Directors

HUNTER’S BOARD UNANIMOUSLY RECOMMENDS THAT HUNTER SHAREHOLDERS VOTE “FOR” THE IMTA AMENDMENT.

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LIQUIDATION OF THE TRUST ACCOUNT

If either of the Amendment Proposals is not approved or more than 14,173,100 Class A common shares are tendered in the Extension Tender Offer, we (i) will terminate the Extension Tender Offer, (i) cease all operations except for the purpose of winding up, (iii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), and (iv) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.

If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BCA. In that case, investors may be forced to wait beyond 24 months before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

Our Sponsor and officers and directors have waived their right to participate in any liquidation distribution with respect to the Class B common shares. There will be no distribution from the Trust Account with respect to our outstanding warrants which will expire worthless. Hunter will pay the costs of liquidation from its remaining assets outside of the Trust Account.

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INTERESTS OF HUNTER’S SPONSOR, DIRECTORS AND OFFICERS

When you consider the recommendation of our board of directors, you should keep in mind that our Sponsor, executive officers and members of our board of directors have interests that may be different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•	The fact that our Sponsor owns an aggregate of 3,993,275 Class B common shares. In the event of our dissolution and liquidation, our Sponsor may not receive distributions from the Trust Account with respect to these shares. In addition, in the event of the liquidation of the Trust Account, the 3,356,413 private placement warrants owned by our Sponsor will expire worthless.

•	We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential initial business combination with one of more acquisition targets. Subject to availability of proceeds not placed in the Trust Account, there is no limit on the amount of out-of-pocket expenses that could be incurred. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the Trust Account and those proceeds are properly withdrawn from the Trust Account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

•	If we liquidate in the event we are unable to consummate an initial business combination, our Sponsor has agreed to indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties (we have not, however, sought information nor received information from our Sponsor relating to its ability to satisfy any indemnification obligation).

These interests may have influenced the Hunter directors and executive officers in their determination to recommend that shareholders vote FOR the Amendment Proposals.

The Board’s Reasons for the Extension Amendment Proposal and the IMTA Amendment Proposals and Its Recommendation

After careful consideration of all relevant factors, our board of directors has determined that the Extension Amendment and IMTA Amendment are in the best interests of the Company and its shareholders. Our board of directors has approved and declared advisable adoption of the Extension Amendment Proposal and IMTA Amendment Proposal, and recommends that you vote “FOR” such proposals.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information with respect+ to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares, as of October 1, 2018:

•	each person known to us to own beneficially more than 5% of our common shares;

•	each of our current executive officers and directors; and

•	each of our directors and executive officers as a group.

Name and Address	Number of Shares Beneficially Owned(1)	Percentage of Ownership(2)
CMB NV(3)	3,993,275	21.0%
Marc Saverys(4)	3,993,275	21.0%
Polar Asset Management Partners Inc.(5)	1,704,968	9.0%
Hudson Bay Capital Management, L.P.(6)	1,500,000	7.9%
Shoei Kisen Kaisha, Ltd(7)	1,500,000	7.9%
Silver Rock Financial LP(8)	1,000,000	5.3%
QVT Financial LP(9)	1,000,000	5.3%
Alyeska Investment Group, L.P.(10)	900,000	4.7%
Basso SPAC Fund LLC(11)	883,517	4.7%
Alexander Saverys	—	—
Ludovic Saverys	—	—
Benoit Timmermans	—	—
Thomas Rehder	—	—
Philip Shapiro	—	—
All directors and executive officers as a group (6 individuals)	3,993,275	21%

(1)	These amounts do not include the Class A common shares underlying the private placement warrants.
(2)	Based on an aggregate of 18,966,375 Class A common shares and Class B common shares outstanding as of October 1, 2018, the Record Date for the Special Meeting.
(3)	On September 27, 2018, Bocimar Hunter NV transferred ownership of its 3,793,275 Class B common shares to CMB NV. In addition, CMB purchased 200,000 units in the IPO at the public offering price, each unit consisting of one Class A common share and one-half of one warrant, each whole Warrant entitling holder to purchase one Class A common share. The Schedule 13G filed by CMB NV with the SEC on February 10, 2017 reports that each of CMB NV, Saverco NV, and Marc Saverys, the chairman of our board of directors, have shared voting power with respect to, and thus may be deemed to beneficially own 3,993,275 shares. The business address of CMB NV is De Gerlachekaai 20, 2000 Antwerpen, Belgium.
(4)	Based on information contained in a Schedule 13G filed with the SEC on February 10, 2017. Each of Marc Saverys, the chairman of our board of directors, CMB NV, and Saverco NV have shared voting power with respect to, and thus may be deemed to beneficially own, 3,993,275 shares. The business address of Marc Saverys is De Gerlachekaai 20, 2000 Antwerpen, Belgium.
(5)	Based on information contained in a Schedule 13G/A filed with the SEC on June 19, 2017. Polar Asset Management Partners Inc. serves as the investment manager to Polar Multi Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and certain managed accounts (together with PMSMF, the “Polar Vehicles”), and may be deemed to own the shares together with the Polar Vehicles. The business address of Polar Asset Management Partners Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.
(6)	Based on information contained in a Schedule 13G filed with the SEC on January 30, 2017. The business address of Hudson Bay Capital Management, L.P. is 777 Third Avenue, 30th Floor, New York, NY 10017.
(7)	Based on information contained in a Schedule 13G/A filed with the SEC on February 23, 2017. The business address of Shoei Kisen Kaisha, Ltd. is 1-4-52, Koura-cho, Imabari-city, Ehime-pref., 799-2111, Japan.
(8)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2017. The business address of Silver Rock Financial LP is 2425 Olympic Blvd., Suite 4060W, Santa Monica, CA 90404.

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(9)	Based on information contained in a Schedule 13G filed with the SEC on November 28, 2016. The business address of QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
(10)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2018. Alyeska Investment Group, L.P. may be deemed to own 900,000 shares together with Alyeska Fund GP, LLC Alyeska Fund 2 GP, LLC and Anand Parekh. The business address of Alyeska Investment Group, L.P. is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.
(11)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2018. Alyeska Investment Group, L.P. may be deemed to own 900,000 shares together with Alyeska Fund GP, LLC, the General Partner and control person of Alyeska Master Fund, L.P., Alyeska Fund 2 GP, LLC, the General Partner and control person of Alyeska Master Fund 2, L.P., and Anand Parekh, the Chief Executive Officer and control person of Alyeska Investment Group, L.P. The business address of Alyeska Investment Group, L.P. is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Hunter and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy materials. Upon written or oral request, Hunter will deliver a separate copy of the proxy materials to any shareholder at a shared address to which a single copy of the proxy materials was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy materials may likewise request that Hunter deliver single copies of the proxy materials in the future. Shareholders may notify Hunter of their requests by writing Hunter at c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands, MH96960, or by calling Hunter at 011-323-247-59-11.

FUTURE SHAREHOLDER PROPOSALS

If Hunter does not consummate an initial business combination prior to November 23, 2018, or April 23, 2019 in the event the Extension Amendment and the IMTA Amendment are approved and implemented and the Tender Offer is completed, Hunter will be required to dissolve and liquidate and will conduct no annual meetings thereafter.

WHERE YOU CAN FIND MORE INFORMATION

Hunter is subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, certain unaudited financial information after the first six months of our fiscal year. We also have filed, pursuant to Rule 13e-4(c)(2), an Issuer Tender Offer Statement on Schedule TO as may be amended from time to time (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the proxy materials. You may also request a copy of the proxy materials and related exhibits, at no cost, by writing or calling the Information Agent for the proxy materials at the telephone numbers set forth in the proxy materials.

These proxy materials do not include detailed information about a proposed initial business combination inasmuch as shareholders are not being asked to consider and approve such a proposal at this time. If you would like additional copies of the proxy materials or if you have questions about the Extension Amendment or the IMTA Amendment or all proposals to be presented at the Special Meeting, or the Extension Tender Offer you should contact Hunter’s proxy solicitation agent and Information Agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue, Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
HUNT.info@morrowsodali.com

October 5, 2018

This document represents the proxy materials of Hunter for the Special Meeting. Hunter has not authorized anyone to give any information or make any representation about the Extension Amendment or the IMTA Amendment that is different from, or in addition to, that contained in these proxy materials or in any of the materials that Hunter has incorporated by reference into these proxy materials. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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Annex A

PROPOSED AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HUNTER MARITIME ACQUISITION CORP.

1.	The undersigned, being a duly authorized officer of HUNTER MARITIME ACQUISITION CORP. (the “Corporation”), a corporation existing under the laws of the Republic of the Marshall Islands, does hereby certify as follows:

2.	The name of the Corporation is Hunter Maritime Acquisition Corp.

3.	The Corporation’s Articles of Incorporation were filed in the Office of the Registrar of Corporations of the Republic of the Marshall Islands on June 24, 2016 and the Corporation’s Amended and Restated Articles of Incorporation were filed in the Office of the Registrar of Corporations of the Republic of the Marshall Islands on November 14, 2016.

4.	This Amendment to the Amended and Restated Articles of Incorporation amends the Amended and Restated Articles of Incorporation of the Corporation.

5.	This Amendment to the Amended and Restated Articles of Incorporation was duly adopted by the affirmative vote of the holders of at least two-thirds of all then outstanding shares of common stock of the Company in accordance with the provisions of Section 72 of Division 9 of the Republic of the Marshall Islands Business Corporations Act (the “BCA”) and Section 9.1(a) of Article IX.

6.	The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

7.	(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form F-1, as initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2016, as thereafter amended (the “Registration Statement”), shall be deposited in a trust account or escrow account (the “Trust Account”), established for the benefit of the Public Shareholders (as defined below) pursuant to that certain Investment Management Trust Agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes and for working capital expenses, none of the funds held in the Trust Account will be released from the Trust Account until the earlier of (i) the completion of the initial Business Combination, (ii) the redemption of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by April 23, 2019, subject to applicable law, or (iii) the redemption of the Offering Shares properly submitted in connection with a shareholder vote to approve an amendment to our Amended and Restated Articles of Incorporation that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by April 23, 2018. Holders of shares of the Corporation’s Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such shareholders are affiliates of the Corporation’s sponsor, CMB NV (the “Sponsor”), or officers or directors of the Corporation) are referred to herein as “Public Shareholders.”

A-1

8.	The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

(d) In the event that the Corporation has not consummated a Business Combination by April 23, 2019, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem the Offering Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable and any amounts released to the Corporation to fund working capital requirements), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Board of Directors in accordance with applicable law, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Corporation’s obligations under the BCA to provide for claims of creditors and other requirements of applicable law.

9.	The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

Section 9.7  Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated a Business Combination by April 23, 2019, the Public Shareholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and any amounts released to fund working capital requirements), divided by the number of then outstanding Offering Shares. The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Articles of Incorporation this       day of        , 2018.

Name:
Title:

A-2

Annex B

AMENDED AND RESTATED

INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amended and Restated Investment Management Trust Agreement (this “Agreement”) is made effective as of       , 2018, by and between Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”).

WHEREAS, the Company’s registration statement on Form F-1 (Registration Statement No. 333-214058) (the “Registration Statement”) and prospectus (the “Prospectus”) for the initial public offering of the Company’s units (the “Units”), each of which consists of one share of the Company’s Class A common shares, par value $0.0001 per share (the “Common Shares”), and one-half warrant, each whole warrant entitling the holder thereof to purchase one Common Share (such initial public offering hereinafter referred to as the “Offering”), was declared effective on November 18, 2016 by the U.S. Securities and Exchange Commission;

WHEREAS, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, as representative (the “Representative”) of the several underwriters (the “Underwriters”) named therein;

WHEREAS, $151,731,000 of the gross proceeds of the Offering and sale of the Private Placement Warrants (as defined in the Underwriting Agreement) was delivered to the Trustee to be deposited and held in one or more segregated trust accounts located in Belgium (or such other jurisdiction as determined in good faith by the Trustee and the Company) (the “Trust Accounts”) for the benefit of the Company and the holders of the Common Shares included in the Units issued in the Offering as hereinafter provided (the amount to be delivered to the Trustee (and any investment earnings subsequently earned thereon) is referred to herein as the “Property,” the shareholders for whose benefit the Trustee shall hold the Property will be referred to as the “Public Shareholders” and the Public Shareholders and the Company will be referred to together as the “Beneficiaries”) pursuant to the investment management trust agreement dated November 18, 2016 by and between the Company and the Trustee (the “Original Agreement”);

WHEREAS, pursuant to the Underwriting Agreement, a portion of the Property equal to $5,310,585 (subject to reduction as set forth therein), is attributable to deferred underwriting discounts and commissions that may be payable by the Company to the Underwriters upon the consummation of the Business Combination (as defined below) (the “Deferred Discount”);

WHEREAS, the Company has sought the approval of its Public Shareholders at a meeting of its shareholders to: (i) extend the date before which the Company must complete a Business Combination from November 23, 2018 to April 23], 2019 (the “Extended Date,” and such amendment the “Extension Amendment”) or such earlier date as determined by the board of directors (the “Board”) and (ii) extend the date on which the Trustee must liquidate the Trust Account if the Company has not completed a Business Combination from November 23, 2018 to April 23, 2019 (the “IMTA Amendment”);

WHEREAS, holders of at least sixty-five percent sixty five percent (65%) of the Company’s outstanding Common Shares and Class B common shares, par value $0.0001 per share, voting together as a single class approved the Extension Amendment and the IMTA Amendment; and

WHEREAS, the parties desire to amend and restate the Original Agreement to, among other things, reflect amendments to the Original Agreement contemplated by the IMTA Amendment.

B-1

NOW THEREFORE, IT IS AGREED:

1.	Agreements and Covenants of Trustee. The Trustee hereby agrees and covenants to:

(a)                 Hold the Property in trust for the Beneficiaries in accordance with the terms of this Agreement in the Trust Accounts established by the Trustee at a branch office of KBC Bank located in Belgium or at another bank or brokerage institution that is reasonably satisfactory to the Company and the Trustee;

(b)                Manage, supervise and administer the Trust Accounts subject to the terms and conditions set forth herein;

(c)                 In a timely manner, upon the written instruction of the Company, invest and reinvest the Property in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations, as determined by the Company; it being understood that the Trust Accounts will earn no interest while the Property is uninvested awaiting the Company’s instructions hereunder;

(d)                Collect and receive, when due, all interest or other income arising from the Property, which shall become part of the “Property,” as such term is used herein;

(e)                 Promptly notify the Company and the Representative of all communications received by the Trustee with respect to any Property requiring action by the Company;

(f)                  Supply any necessary information or documents as may be requested by the Company (or its authorized agents) in connection with the Company’s preparation of the tax returns relating to the Property held in the Trust Accounts;

(g)                Participate in any plan or proceeding for protecting or enforcing any right or interest arising from the Property if, as and when instructed by the Company in writing to do so;

(h)                Render to the Company, and to such other person as the Company may instruct, monthly written statements of the activities of, and amounts in, the Trust Accounts reflecting all activity of the Trust Accounts, including without limitation all receipts and disbursements;

(i)                  Promptly commence liquidation of the Trust Accounts only after (x) receipt of, and only in accordance with, the terms of a letter from the Company (“Termination Letter”) in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B signed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer, or Secretary, or another authorized officer of the Company, and complete the liquidation of the Trust Accounts, including the distribution of the Property in the Trust Accounts, including all investment earnings (which shall be net of (i) any taxes payable, (ii) working capital released to the Company and (iii) up to $100,000 of investment earnings that may be released to the Company to pay dissolution expenses, it being understood that the Trustee has no obligation to monitor or question the Company’s allocation of a portion of the investment earnings pursuant to (i), (ii) or (iii) above, only as directed in the Termination Letter and the other documents referred to therein, or (y) by 11:59 P.M. New York City time on April 23, 2019 (”Termination Date“) if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Accounts shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Accounts, including investment earnings (which investment income shall be net of any taxes payable and working capital released to the Company and less up to $100,000 of investment earnings that may be released to the Company to pay dissolution expenses), shall be distributed to the Public Shareholders of record as of such date; provided, however, that in the event the Trustee receives a Termination Letter in a form substantially similar to Exhibit B hereto, or if the Trustee begins to liquidate the Property because it has received no such Termination Letter by the Termination Date, the Trustee shall keep the Trust Accounts open until 12 months following the date the Property has been distributed to the Public Shareholders;

B-2

(j)                  Upon written request from the Company, which may be given from time to time in a form substantially similar to that attached hereto as Exhibit C, withdraw from the Trust Accounts and distribute to the Company the amount of investment earnings earned on the Property requested by the Company to cover (i) any tax obligation arising in connection with the Property, or (ii) for working capital purposes, which amount, in each case, shall be delivered directly to the Company by electronic funds transfer or other method of prompt payment, and the Company shall forward such payment to the relevant taxing authority; provided, however, that to the extent there is not sufficient cash in the Trust Accounts to pay such tax obligation, the Trustee shall liquidate such assets held in the Trust Accounts as shall be designated by the Company in writing to make such distribution so long as there is no reduction in the principal amount initially deposited in the Trust Account; provided further, however, that if the tax to be paid is a franchise tax, the written request by the Company to make such distribution shall be accompanied by a copy of the franchise tax bill for the Company and a written statement from the Chief Financial Officer of the Company setting forth the actual amount payable (it being acknowledged and agreed that any such amount in excess of investment earnings earned on the Property shall not be payable from the Trust Accounts).  The written request of the Company referenced above shall constitute presumptive evidence that the Company is entitled to said funds, and the Trustee shall have no responsibility to look beyond said request;

(k)                Upon written request from the Company, which may be given from time to time in a form substantially similar to that attached hereto as Exhibit D, the Trustee shall distribute on behalf of the Company the amount requested by the Company to be used to redeem Common Shares from Public Shareholders properly submitted in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its public Common Shares if the Company has not consummated an initial Business Combination within such time as is described in the Company’s Amended and Restated Articles of Incorporation. The written request of the Company referenced above shall constitute presumptive evidence that the Company is entitled to distribute said funds, and the Trustee shall have no responsibility to look beyond said request; and

(l)                  Not make any withdrawals or distributions from the Trust Accounts other than pursuant to Section 1(i), (j) or (k) above.

2.	Agreements and Covenants of the Company. The Company hereby agrees and covenants to:

(a)                 Give all instructions to the Trustee hereunder in writing, signed by the Company’s Chief Executive Officer, Chief Financial Officer, or Secretary. In addition, except with respect to its duties under Sections 1(i), 1(j) and 1(k) hereof, the Trustee shall be entitled to rely on, and shall be protected in relying on, any verbal or telephonic advice or instruction which it, in good faith and with reasonable care, believes to be given by any one of the persons authorized above to give written instructions, provided that the Company shall promptly confirm such instructions in writing;

(b)                Subject to Section 4 hereof, hold the Trustee harmless and indemnify the Trustee from and against any and all expenses, including reasonable counsel fees and disbursements, or losses suffered by the Trustee in connection with any action taken by it hereunder and in connection with any action, suit or other proceeding brought against the Trustee involving any claim, or in connection with any claim or demand, which in any way arises out of or relates to this Agreement, the services of the Trustee hereunder, or the Property or any investment income earned on the Property, except for expenses and losses resulting from the Trustee’s gross negligence, fraud or willful misconduct.  Promptly after the receipt by the Trustee of notice of demand or claim or the commencement of any action, suit or proceeding, pursuant to which the Trustee intends to seek indemnification under this Section 2(b), it shall notify the Company in writing of such claim (hereinafter referred to as the “Indemnified Claim”).  The Trustee shall have the right to conduct and manage the defense against such Indemnified Claim; provided that the Trustee shall obtain the consent of the Company with respect to the selection of counsel, which consent shall not be unreasonably withheld.  The Trustee may not agree to settle any Indemnified Claim without the prior written consent of the Company, which such consent shall not be unreasonably withheld.  The Company may participate in such action with its own counsel;

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(c)                 Pay the Trustee the fees set forth on Schedule A hereto, including an initial acceptance fee, annual administration fee, and transaction processing fee which fees shall be subject to modification by the parties from time to time.  It is expressly understood that the Property shall not be used to pay such fees unless and until it is distributed to the Company pursuant to Sections 1(i) through 1(k) hereof.  The Company shall pay the Trustee the initial acceptance fee and the first annual administration fee at the consummation of the Offering.  The Trustee shall refund to the Company the monthly fee (on a pro rata basis) with respect to any period after the liquidation of the Trust Account.  The Company shall not be responsible for any other fees or charges of the Trustee except as set forth in this Section 2(c) and as may be provided in Section 2(b) hereof;

(d)                In connection with any vote of the Company’s shareholders regarding a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “Business Combination”), provide to the Trustee an affidavit or certificate of the Chief Executive Officer, Chief Financial Officers or Secretary verifying the vote of the Company’s shareholders regarding such Business Combination;

(e)                 Provide Morgan Stanley & Co. LLC with a copy of any Termination Letter(s) and/or any other correspondence that is sent to the Trustee with respect to any proposed withdrawal from the Trust Accounts promptly after it issues the same;

(f)                  Expressly provide in any Instruction Letter (as defined in Exhibit A) delivered in connection with a Termination Letter in the form of Exhibit A that the Deferred Discount be paid directly to the account or accounts directed by Morgan Stanley & Co. LLC;

(g)                Instruct the Trustee to make only those distributions that are permitted under this Agreement, and refrain from instructing the Trustee to make any distributions that are not permitted under this Agreement; and

3.	Limitations of Liability. The Trustee shall have no responsibility or liability to:

(a)                 Imply obligations, perform duties, inquire or otherwise be subject to the provisions of any agreement or document other than this agreement and that which is expressly set forth herein;

(b)                Take any action with respect to the Property, other than as directed pursuant to this Agreement, and the Trustee shall have no liability to any party except for liability arising out of the Trustee’s gross negligence, fraud or willful misconduct;

(c)                 Institute any proceeding for the collection of any principal and income arising from, or institute, appear in or defend any proceeding of any kind with respect to, any of the Property unless and until it shall have received written instructions from the Company given as provided herein to do so and the Company shall have advanced or guaranteed to it funds sufficient to pay any expenses incident thereto or provided an indemnity reasonably satisfactory to the Trustee;

(d)                Refund any depreciation in principal of any Property;

(e)                 Assume that the authority of any person designated by the Company to give instructions hereunder shall not be continuing unless provided otherwise in such designation, or unless the Company shall have delivered a written revocation of such authority to the Trustee;

(f)                  The other parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the Trustee’s best judgment, except for the Trustee’s gross negligence, fraud or willful misconduct.  The Trustee may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Trustee, which counsel may be the Company’s counsel), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which the Trustee believes, in good faith and with reasonable care, to be genuine and to be signed or presented by the proper person or persons.  The Trustee shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement or any of the terms hereof, unless evidenced by a written instrument delivered to the Trustee, signed by the proper party or parties and, if the duties or rights of the Trustee are affected, unless it shall give its prior written consent thereto;

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(g)                 Verify the accuracy of the information contained in the Registration Statement unless such information has been provided to the Company by the Trustee in writing for inclusion in the Registration Statement;

(h)                Provide any assurance that any Business Combination entered into by the Company or any other action taken by the Company is as contemplated by the Registration Statement;

(i)                  File information returns with respect to the Trust Accounts with any local, state or federal taxing authority or provide periodic written statements to the Company documenting the taxes payable by the Company, if any, relating to any interest income earned on the Property;

(j)                  Prepare, execute and file tax reports, income or other tax returns and pay any taxes with respect to any income generated by, and activities relating to, the Trust Accounts, regardless of whether such tax is payable by the Trust Accounts or the Company, including, but not limited to, franchise and income tax obligations, except pursuant to Section 1(j) hereof; or

(k)                 Verify calculations, qualify or otherwise approve the Company’s written requests for distributions pursuant to Sections 1(i), 1(j) and 1(k) hereof.

4.             Trust Account Waiver.  The Trustee has no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Accounts that it may have now or in the future.  In the event the Trustee has any Claim against the Company under this Agreement, including, without limitation, under Section 2(b) or Section 2(c) hereof, the Trustee shall pursue such Claim solely against the Company and its assets outside the Trust Accounts and not against the Property or any other monies in the Trust Accounts.

5.             Termination.  This Agreement shall terminate on the earlier of:

(a)                 If the Trustee gives written notice to the Company that it desires to resign under this Agreement, the Company shall use its reasonable efforts to locate a successor trustee, pending which the Trustee shall continue to act in accordance with this Agreement.  At such time that the Company notifies the Trustee that a successor trustee has been appointed and has agreed to become subject to the terms of this Agreement, the Trustee shall transfer the management of the Trust Accounts to the successor trustee, including but not limited to the transfer of copies of the reports and statements relating to the Trust Account, whereupon this Agreement shall terminate; provided, however, that in the event that the Company does not locate a successor trustee within ninety (90) days of receipt of the resignation notice from the Trustee, the Trustee may submit an application to have the Property deposited with any court in the State of New York or with the United States District Court for the Southern District of New York and upon such deposit, the Trustee shall be immune from any liability whatsoever; or

(b)                At such time that the Trustee has completed the liquidation of the Trust Accounts and its obligations in accordance with the provisions of Section 1(i) hereof and distributed the Property in accordance with the provisions of the Termination Letter, this Agreement shall terminate except with respect to Section 2(b).

6.             Miscellaneous.

(a)                 The Company and the Trustee each acknowledge that the Trustee will follow the security procedures set forth below with respect to funds transferred from the Trust Account.  The Company and the Trustee will each restrict access to confidential information relating to such security procedures to authorized persons.  Each party must notify the other party immediately if it has reason to believe unauthorized persons may have obtained access to such confidential information, or of any change in its authorized personnel.  In executing funds transfers, the Trustee shall rely upon all information supplied to it by the Company, including, account names, account numbers, and all other identifying information relating to a Beneficiary, Beneficiary’s bank or intermediary bank.  Except for any liability arising out of the Trustee’s gross negligence, fraud or willful misconduct, the Trustee shall not be liable for any loss, liability or expense resulting from any error in the information or transmission of the funds.

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(b)                This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

(c)                 This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereof.  Except for Section 1(i), Section 1(j) and Section 1(k) hereof (which may not be modified, amended or deleted without the affirmative vote of sixty five percent (65%) of the then outstanding Common Shares and Class B common shares of the Company voting together as a single class; provided that no such amendment will affect any Public Shareholder who has otherwise indicated his election to redeem his Common Shares in connection with a shareholder vote sought to amend this Agreement), this Agreement or any provision hereof may only be changed, amended or modified (other than to correct a typographical error) by a writing signed by each of the parties hereto.

(d)                The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, State of New York, for purposes of resolving any disputes hereunder.  AS TO ANY CLAIM, CROSS-CLAIM OR COUNTERCLAIM IN ANY WAY RELATING TO THIS AGREEMENT, EACH PARTY WAIVES THE RIGHT TO TRIAL BY JURY.

(e)                 Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or by facsimile or electronic mail transmission:

if to the Trustee, to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Steven G. Nelson or Francis E. Wolf, Jr.
Fax No.:  (212) 509-5150

if to the Company, to:

Hunter Maritime Acquisition Corp.
c/o MI Management Company

Attention: Ludovic Saverys

Trust Company Complex, Suite 206

Ajeltake Road, P.O. Box 3055

Majuro, Marshall Islands, MH96960

Email: Ludovic.Saverys@cmb.be

in each case, with copies to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn:   Gary J. Wolfe, Esq.

     Robert E. Lustrin, Esq.
Fax No.:  (212) 480-8421

Email: wolfe@sewkis.com

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and

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036
Attn: Cowan Phan, Vice President

Email: cowan.phan@morganstanley.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Attn:   Gregg A. Noel, Esq.
             Michael J. Mies, Esq.
Fax No.:  (650) 470-4570
Email:   gregg.noel@skadden.com

michael.mies@skadden.com

(f)                 This Agreement may not be assigned by the Trustee without the prior consent of the Company.

(g)                Each of the Company and the Trustee hereby represents that it has the full right and power and has been duly authorized to enter into this Agreement and to perform its respective obligations as contemplated hereunder.  The Trustee acknowledges and agrees that it shall not make any claims or proceed against the Trust Account, including by way of set-off, and shall not be entitled to any funds in the Trust Accounts under any circumstance.

(h)                This Agreement is the joint product of the Trustee and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(i)                 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.  Delivery of a signed counterpart of this Agreement by facsimile or electronic transmission shall constitute valid and sufficient delivery thereof.

(j)                 Each of the Company and the Trustee hereby acknowledges and agrees that Morgan Stanley & Co. LLC, on behalf of the Underwriters, is a third party beneficiary of this Agreement.

(k)                 Except as specified herein, no party to this Agreement may assign its rights or delegate its obligations hereunder to any other person or entity.

(l)                 The Trustee hereby consents to the inclusion of Continental Stock Transfer & Trust Company in the Registration Statement and other material relating to the Offering.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have duly executed this Amended and Restated Investment Management Trust Agreement as of the date first written above.

Continental Stock Transfer & Trust Company,
as Trustee

By:
Name:
Title:

Hunter Maritime Acquisition Corp.

By:
Name:
Title:

EXHIBIT A

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Steven G.  Nelson or Francis E. Wolf, Jr.

Re:	Trust Account No. Termination Letter

Gentlemen:

Pursuant to Section 1(i) of the Amended and Restated Investment Management Trust Agreement between Hunter Maritime Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of [•], 201[•] (the “Trust Agreement”), this is to advise you that the Company has entered into an agreement with                    (the “Target Business”) to consummate a business combination with Target Business (the “Business Combination”) on or about [insert date].  The Company shall notify you at least ninety-six (96) hours in advance of the actual date of the consummation of the Business Combination (“Consummation Date”).  Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to commence to liquidate all of the assets of the Trust Accounts on [insert date], and to transfer the proceeds into the above-referenced trust checking account at KBC Bank to the effect that, on the Consummation Date, all of funds held in the Trust Accounts will be immediately available for transfer to the account or accounts that the Company and Morgan Stanley & Co. LLC (“Morgan Stanley”) (with respect to the Deferred Discount) shall direct on the Consummation Date.  It is acknowledged and agreed that while the funds are on deposit in the trust checking account at KBC Bank awaiting distribution, neither the Company nor Morgan Stanley will earn any interest or dividends.

On the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds to the accounts as directed by the Company (the “Notification”) and (ii) the Company shall deliver to you (a) a certificate of the Chief Executive Officer, Chief Financial Officer, or Secretary, which verifies that the Business Combination has been approved by a vote of the Company’s shareholders, if a vote is held and (b) joint written instruction signed by the Company and Morgan Stanley with respect to the transfer of the funds held in the Trust Accounts, including payment of the Deferred Discount from the Trust Accounts (the “Instruction Letter”).  You are hereby directed and authorized to transfer the funds held in the Trust Accounts immediately upon your receipt of the Notification and the Instruction Letter, in accordance with the terms of the Instruction Letter.  In the event that certain deposits held in the Trust Accounts may not be liquidated by the Consummation Date without penalty, you will notify the Company in writing of the same and the Company shall direct you as to whether such funds should remain in the Trust Accounts and be distributed after the Consummation Date to the Company.  Upon the distribution of all the funds, net of any payments necessary for reasonable unreimbursed expenses related to liquidating the Trust Accounts, your obligations under the Trust Agreement shall be terminated.

In the event that the Business Combination is not consummated on the Consummation Date described in the notice thereof and we have not notified you on or before the original Consummation Date of a new Consummation Date, then upon receipt by the Trustee of written instructions from the Company, the funds held in the Trust Accounts shall be reinvested as provided in Section 1(c) of the Trust Agreement on the business day immediately following the Consummation Date as set forth in the notice as soon thereafter as possible.

A-1

Very truly yours,

Hunter Maritime Acquisition Corp.

By:
Name:
Title:

cc:  Morgan Stanley & Co. LLC

A-2

EXHIBIT B

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Steven G. Nelson or Francis E. Wolf, Jr.

Re:	Trust Account No. [ ] Termination Letter

Gentlemen:

Pursuant to Section 1(i) of the Amended and Restated Investment Management Trust Agreement between Hunter Maritime Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of [•], 201[•] (the “Trust Agreement”), this is to advise you that the Company has been unable to effect a business combination with a Target Business (the “Business Combination”) within the time frame specified in the Company’s Amended and Restated Articles of Incorporation, as described in the Company’s Prospectus relating to the Offering.  Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to liquidate all of the assets in the Trust Accounts on [•], 201[•] and to transfer the total proceeds into the trust checking account at KBC Bank to await distribution to the Public Shareholders. These instructions will be provided to you at least ninety-six (96) hours in advance of the expected distributions. The Company has selected [•], 201[•], as the record date for the purpose of determining the Public Shareholders entitled to receive their share of the liquidation proceeds.  You agree to be the Paying Agent of record and, in your separate capacity as Paying Agent, agree to distribute said funds directly to the Company’s Public Shareholders in accordance with the terms of the Trust Agreement and the Amended and Restated Articles of Incorporation of the Company.  Upon the distribution of all the funds, your obligations under the Trust Agreement shall be terminated, except to the extent otherwise provided in Section 1(j) of the Trust Agreement.

Very truly yours,

Hunter Maritime Acquisition Corp.

By:
Name:
Title:

cc:  Morgan Stanley & Co. LLC

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EXHIBIT C

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Steven G. Nelson or Francis E. Wolf, Jr.

Re:	Trust Account No. Withdrawal Instruction

Gentlemen:

Pursuant to Section 1(j) of the Amended and Restated Investment Management Trust Agreement between Hunter Maritime Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of [•], 201[•] (the “Trust Agreement”), the Company hereby requests that you deliver to the Company $           of the investment income earned on the Property as of the date hereof.  Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

The Company needs such funds [to pay for the tax obligations as set forth on the attached tax return or tax statement][for working capital purposes] [for dissolution expenses].  In accordance with the terms of the Trust Agreement, you are hereby directed and authorized to transfer (via wire transfer) such funds promptly upon your receipt of this letter to the Company’s operating account at:

[WIRE INSTRUCTION INFORMATION]

Very truly yours,

Hunter Maritime Acquisition Corp.

By:
Name:
Title:

cc:  Morgan Stanley & Co. LLC

C-1

EXHIBIT D

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Steven G. Nelson or Francis E. Wolf, Jr.

Re:	Trust Account No. Withdrawal Instruction

Gentlemen:

Pursuant to Section 1(k) of the Amended and Restated Investment Management Trust Agreement between Hunter Maritime Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of [•], 201[•] (the “Trust Agreement”), the Company hereby requests that you deliver to the redeeming Public Shareholders on behalf of the Company $           of the principal and investment income earned on the Property as of the date hereof.  Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

The Company needs such funds to pay its Public Shareholders who have properly elected to have their Common Shares redeemed by the Company in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles of Incorporation that affects the substance or timing of the Company’s obligation to redeem 100% of its public Common Shares if the Company has not consummated an initial Business Combination within such time as is described in the Company’s Amended and Restated Articles of Incorporation. As such, you are hereby directed and authorized to transfer (via wire transfer) such funds promptly upon your receipt of this letter to the redeeming Public Shareholders in accordance with your customary procedures.

Very truly yours,

Hunter Maritime Acquisition Corp.

By:
Name:
Title:

cc:  Morgan Stanley & Co. LLC

D-1

PROXY

HUNTER MARITIME ACQUISITION CORP.

MEETING OF SHAREHOLDERS

OCTOBER 31, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE

BOARD OF DIRECTORS OF HUNTER MARITIME ACQUISITION CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

The undersigned shareholder of Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Company” or “Hunter”), having read the Notice of Special Meeting and the Proxy Materials dated October 5, 2018, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints Ludovic Saverys and Alexander Saverys, or either of them, with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all Class A common shares which the undersigned may be entitled to vote at the Special Meeting of Hunter to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 at 10:00 a.m., Eastern Time, on Wednesday, October 31, 2018, and at any adjournment or postponement thereof, on the matters set forth in this proxy and described in the proxy materials, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof:

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF, INCLUDING, IF SUBMITTED TO A VOTE OF THE SHAREHOLDERS, A MOTION TO ADJOURN THE SPECIAL MEETING TO ANOTHER TIME OR PLACE FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

Proxy cards properly executed and returned without direction will be voted “FOR” the proposals.

Proposal 1 — The Extension Amendment

To consider and vote upon an amendment to the Company’s Charter to extend the date by which the Company must consummate its initial business combination from November 23, 2018 to April 23, 2019 (the “Extension Amendment”).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2 — The IMTA Amendment Proposal

To consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between the Company and Continental Stock Transfer & Trust Company entered into at the time of the Company’s initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $141,731,000 from the Trust Account to those persons holding Class A common shares comprising part of the units sold in the IPO who wish to exercise their redemption rights in connection with the Extension Amendment, and (2) extend the date on which to liquidate the Trust Account in accordance with the IMTA to April 23, 2019.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated:

INDIVIDUAL OR JOINT HOLDER:

Signature

Print Name Here

Signature (if held jointly)

Print Name Here

CORPORATE OR PARTNERSHIP HOLDER:

Print Company Name Here

By:
Print Name Here

Its:
Print Title Here